Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$576,493	$80,606
Accounts receivable	474,063	549,697
Inventory	13,573	12,378
Assets held for sale (Note 12)	24,550	–
Total current assets	1,088,679	642,681
Non-current assets:
Income tax receivable	58,435	58,435
Property, plant and equipment	3,598,286	3,561,734
Intangibles	3,615	3,917
Goodwill	312,461	312,356
Total non-current assets	3,972,797	3,936,442
Total assets	$5,061,476	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$342,235	$332,838
Income tax payable	183	4,060
Total current liabilities	342,418	336,898
Non-current liabilities:
Share based compensation (Note 7)	19,369	14,431
Provisions and other	17,132	17,836
Long-term debt (Note 3)	1,716,314	1,323,268
Deferred income taxes	497,519	487,347
Total non-current liabilities	2,250,334	1,842,882
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,314,033	2,305,227
Contributed surplus	29,264	29,175
Retained earnings	147,719	88,416
Accumulated other comprehensive loss (Note 6)	(22,292)	(23,475)
Total shareholders’ equity	2,468,724	2,399,343
Total liabilities and shareholders’ equity	$5,061,476	$4,579,123

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenue	$475,174	$378,898	$1,147,423	$974,618

Expenses:
Operating	304,285	258,769	699,438	600,607
General and administrative	41,194	31,881	81,016	70,582
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	129,695	88,248	366,969	303,429
Depreciation and amortization (Note 2(c))	105,923	72,580	211,628	157,473
Operating earnings	23,772	15,668	155,341	145,956
Foreign exchange	(298)	(5,015)	(3,927)	(8,309)
Finance charges (Note 8)	25,562	23,950	49,994	46,509
Earnings (loss) before income taxes	(1,492)	(3,267)	109,274	107,756
Income taxes: (Note 4)
Current	204	2,455	5,648	20,550
Deferred	5,478	(6,195)	9,243	(6,580)
	5,682	(3,740)	14,891	13,970
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Net earnings (loss) per share: (Note 9)
Basic	$(0.02)	$0.00	$0.32	$0.34
Diluted	$(0.02)	$0.00	$0.32	$0.33
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(64,952)	55,755	5,383	87,875
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	39,585	(37,380)	(4,200)	(59,115)
Comprehensive income (loss)	$(32,541)	$18,848	$95,566	$122,546
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Cash provided by (used in):
Operations:
Net earnings (loss)	$(7,174)	$473	$94,383	$93,786
Adjustments for:
Long-term compensation plans	8,480	4,240	18,791	10,757
Depreciation and amortization	105,923	72,580	211,628	157,473
Foreign exchange	2,080	(5,246)	(2,309)	(8,548)
Finance charges	25,562	23,950	49,994	46,509
Income taxes	5,682	(3,740)	14,891	13,970
Other	(3,427)	224	(1,928)	1,162
Income taxes paid	(3,838)	(24,045)	(12,869)	(94,724)
Income taxes recovered	3,342	1,960	3,354	1,960
Interest paid	(38,945)	(36,787)	(46,970)	(44,280)
Interest received	120	182	233	408
Funds provided by operations	97,805	33,791	329,198	178,473
Changes in non-cash working capital balances	130,607	148,554	69,341	66,820
	228,412	182,345	398,539	245,293
Investments:
Purchase of property, plant and equipment	(174,854)	(136,237)	(280,853)	(266,842)
Proceeds on sale of property, plant and equipment	9,979	4,148	17,236	6,686
Changes in non-cash working capital balances	16,612	(10,774)	304	4,967
	(148,263)	(142,863)	(263,313)	(255,189)
Financing:
Increase in long-term debt	436,600	–	436,600	–
Repayment of long-term debt	(13,942)	–	(30,670)	–
Debt issue costs	(10,166)	–	(10,166)	–
Dividends paid	(17,553)	(13,832)	(35,080)	(27,657)
Issuance of common shares on the exercise of options	3,493	240	6,103	720
	398,432	(13,592)	366,787	(26,937)
Effect of exchange rate changes on cash and cash equivalents	(8,253)	6,667	(6,126)	11,459
Increase (decrease) in cash and cash equivalents	470,328	32,557	495,887	(25,374)
Cash and cash equivalents, beginning of period	106,165	94,837	80,606	152,768
Cash and cash equivalents, end of period	$576,493	$127,394	$576,493	$127,394
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 6)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	94,383	94,383
Other comprehensive income for the period	–	–	1,183	–	1,183
Dividends	–	–	–	(35,080)	(35,080)
Share options exercised (Note 5)	8,806	(2,703)	–	–	6,103
Share based compensation expense (Note 7)	–	2,792	–	–	2,792
Balance at June 30, 2014	$2,314,033	$29,264	$(22,292)	$147,719	$2,468,724

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	93,786	93,786
Other comprehensive income for the period	–	–	28,760	–	28,760
Dividends	–	–	–	(27,657)	(27,657)
Issued on redemption of non-management director DSUs	634	(598)			36
Share options exercised	1,097	(377)	–	–	720
Share based compensation expense (Note 7)	–	3,565	–	–	3,565
Balance at June 30, 2013	$2,253,713	$27,064	$(31,775)	$21,508	$2,270,510
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2013 except for the adoption of the following  new accounting standard. On January 1, 2014 Precision adopted IFRIC 21, Levies. The adoption of this standard had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 23, 2014.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 50% (2013 - 45%) of consolidated total assets as at June 30, 2014 and 46% (2013 - 50%) of consolidated revenue for the six months ended June 30, 2014. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

(c) Change in Accounting Estimate

Effective January 1, 2014, the Company changed the method for depreciating its drilling and service rig equipment from unit-of-production to straight-line. Precision believes that due to technological developments within the industry, straight-line depreciation better reflects the allocation of the cost of the assets over their expected lives. A summary of the new depreciation method for drilling and service rig equipment is as follows:

	Expected life	Salvage value	Basis of depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line

For the six months ended June 30, 2014 the change in depreciation method resulted in $25.3 million of additional depreciation over what would have been expensed had the previous method been continued. The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $45 million.

NOTE 3. LONG-TERM DEBT

	June 30,	December 31,
	2014	2013
Secured revolving credit facility	$–	$29,781
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	693,940	691,340
6.5% senior notes due 2021 (US$400 million)	427,040	425,440
5.25% senior notes due 2024 (US$400 million)	427,040	–
6.5% senior notes due 2019	200,000	200,000
	1,748,020	1,346,561
Less net unamortized debt issue costs	(31,706)	(23,293)
	$1,716,314	$1,323,268

During June 2014, Precision issued US$400.0 million aggregate principal amount of 5.25% senior unsecured notes due 2024 (“5.25% Senior Notes due 2024”). These notes bear interest at a fixed rate of 5.25% per annum, and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2014.

The 5.25% Senior Notes due 2024 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision  and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to May 15, 2017, Precision may redeem up to 35% of the 5.25% Senior Notes due 2024 with the net proceeds of certain equity offerings at a redemption price equal to 105.25% of the principal amount plus accrued interest. Prior to May 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022 these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

In addition, Precision entered into an amendment to the credit agreement governing its secured revolving credit facility (the “Credit Agreement Amendment”). The Credit Agreement Amendment, among other things, will (i) voluntarily reduce the size of the revolving credit facility from US$850.0 million to US$650.0 million, (ii) extend the maturity from November 17, 2018 to June 3, 2019 and (iii) increase the maximum consolidated senior debt to EBITDA ratio from 3.0:1.0 to 3.5:1.0 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of Precision’s consolidated net tangible assets.

 Long-term debt obligations at June 30, 2014 will mature as follows:

2019	$200,000
Thereafter	1,548,020
$1,748,020

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Earnings (loss) before income taxes	$(1,492)	$(3,267)	$109,274	$107,756
Federal and provincial statutory rates	25%	25%	25%	25%
Tax at statutory rates	$(373)	$(817)	$27,319	$26,939
Adjusted for the effect of:
Non-deductible expenses	(411)	352	1,277	2,079
Non-taxable capital gains	12	(32)	(76)	(61)
Income taxed at lower rates	1,864	(1,132)	(15,831)	(12,569)
Impact of foreign tax rates	1,758	992	(2,826)	(881)
Withholding taxes	1,319	234	2,036	1,089
Taxes related to prior years	–	5	–	5
Other	1,513	(3,342)	2,992	(2,631)
Income tax expense (recovery)	$5,682	$(3,740)	$14,891	$13,970

 NOTE 5. SHAREHOLDERS’ CAPITAL

	Number	Amount
Common shares
Balance December 31, 2013	291,979,671	$2,305,227
Options exercised:
Cash consideration	693,290	6,103
Reclassification from contributed surplus	-	2,703
Balance June 30, 2014	292,672,961	$2,314,033

 NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Loss
Balance, December 31, 2013	$48,330	$(71,805)	$(23,475)
Other comprehensive income (loss)	5,383	(4,200)	1,183
Balance, June 30, 2014	$53,713	$(76,005)	$(22,292)

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2013	$13,538	$12,962	$246	$1,854	$28,600
Expensed during the period	11,301	11,039	501	1,482	24,323
Payments	(7,652)	(4,234)	(69)	–	(11,955)
Balance, June 30, 2014	$17,187	$19,767	$678	$3,336	$40,968

Current	$12,389	$8,532	$678	$–	$21,599
Long-term	4,798	11,235	–	3,336	19,369
	$17,187	$19,767	$678	$3,336	$40,968

 (a) Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2013	2,113,495	2,437,928
Granted	1,276,243	1,658,438
Issued as a result of cash dividends	23,667	33,512
Redeemed	(793,308)	(429,630)
Forfeitures	(147,354)	(192,161)
June 30, 2014	2,472,743	3,508,087

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2013	588,162	$9.26 – 17.38	$14.71	588,162
Redeemed	(31,506)	9.26 – 9.26	9.26
Forfeitures	(106,495)	9.26 – 17.38	13.75
June 30, 2014	450,161	$9.26 – 17.38	$15.32	450,161

(c)  Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2013	188,575
Granted	33,749
Issued as a result of cash dividends	1,861
June 30, 2014	224,185

Equity Settled Plans

(d)  Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2013	221,112
Issued as a result of cash dividends	2,092
June 30, 2014	223,204

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable
December 31, 2013	4,900,886	$5.22 – 14.50	$9.14	2,676,865
Granted	881,700	10.15 – 14.31	10.24
Exercised	(457,531)	5.85 – 11.16	8.22
Forfeitures	(36,000)	5.85 – 10.67	9.02
June 30, 2014	5,289,055	$5.22 – 14.50	$9.40	3,265,462

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2013	3,173,808	$4.95 -15.21	$9.32	1,438,335
Granted	827,300	9.18 – 9.18	9.18
Exercised	(235,759)	4.95– 10.96	9.03
Forfeitures	(129,954)	4.95 – 14.58	9.24
June 30, 2014	3,635,395	$4.95 – 15.21	$9.31	1,922,005

The per option weighted average fair value of the share options granted during 2014 was $3.17 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 46%. Included in net earnings for the three and six months ended June 30, 2014 is an expense of $1.4 million (2013 - $1.7 million) and $2.8 million (2013 - $3.6 million), respectively.

NOTE 8. FINANCE CHARGES

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Interest:
Long-term debt	$24,886	$21,957	$48,461	$43,539
Other	77	1,047	275	1,114
Income	(217)	(209)	(308)	(395)
Amortization of debt issue costs	816	1,155	1,566	2,251
Finance charges	$25,562	$23,950	$49,994	$46,509

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings (loss) - basic and diluted	$(7,174)	$473	$94,383	$93,786

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2014	2013	2014	2013
Weighted average shares outstanding – basic	292,511	276,617	292,287	276,558
Effect of share warrants	–	9,425	–	9,486
Effect of stock options and other equity compensation plans	1,415	814	424	867
Weighted average shares outstanding – diluted	293,926	286,856	292,711	286,911

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended June 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$410,882	$66,508	$–	$(2,216)	$475,174
Operating earnings	56,126	(6,296)	(26,058)	–	23,772
Depreciation and amortization	92,365	11,433	2,125	–	105,923
Total assets	3,861,317	571,838	628,321	–	5,061,476
Goodwill	200,322	112,139	–	–	312,461
Capital expenditures	168,063	4,756	2,035	–	174,854

Three months ended June 30, 2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$327,336	$55,420	$–	$(3,858)	$378,898
Operating earnings	38,157	(4,780)	(17,709)	–	15,668
Depreciation and amortization	63,398	7,073	2,109	–	72,580
Total assets	3,615,165	555,556	199,957	–	4,370,678
Goodwill	199,891	112,139	–	–	312,030
Capital expenditures	113,336	21,758	1,143	–	136,237

Six months ended June 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$982,804	$169,573	$–	$(4,954)	$1,147,423
Operating earnings	203,713	1,729	(50,101)	–	155,341
Depreciation and amortization	184,476	22,861	4,291	–	211,628
Total assets	3,861,317	571,838	628,321	–	5,061,476
Goodwill	200,322	112,139	–	–	312,461
Capital expenditures	267,947	9,246	3,660	–	280,853

Six months ended June 30, 2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$823,574	$159,008	$–	$(7,964)	$974,618
Operating earnings	171,651	16,090	(41,785)	–	145,956
Depreciation and amortization	137,109	16,318	4,046	–	157,473
Total assets	3,615,165	555,556	199,957	–	4,370,678
Goodwill	199,891	112,139	–	–	312,030
Capital expenditures	223,781	40,915	2,146	–	266,842

The Corporation’s operations are carried on in the following geographic locations:

Three months ended June 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$163,727	$269,323	$46,018	$(3,894)	$475,174
Total assets	2,533,518	2,003,956	524,002	–	5,061,476

Three months ended June 30, 2013	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$129,282	$222,744	$29,237	$(2,365)	$378,898
Total assets	1,958,740	2,013,593	398,345	–	4,370,678

Six months ended June 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$528,058	$536,815	$88,507	$(5,957)	$1,147,423
Total assets	2,533,518	2,003,956	524,002	–	5,061,476

Six months ended June 30, 2013	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$489,803	$434,784	$53,440	$(3,409)	$974,618
Total assets	1,958,740	2,013,593	398,345	–	4,370,678

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2014 was approximately $1,846 million (December 31, 2013 - $1,403 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 12. ASSETS HELD FOR SALE

In June 2014, Precision entered into an agreement to sell certain assets from its trucking operations to a third party. The assets included in the sale consisted of trucks and other related assets all of which are used to support drilling rig moving operations in Texas and New Mexico. The transaction closed on July 1, 2014 with Precision receiving proceeds of US$24 million.

The assets were included in the contract drilling services segment and generated annual revenues of approximately US$30 million.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA

Denver, Colorado

Q2 2014 TRADING PROFILE
Toronto (TSX: PD)
High: $15.36
Low: $12.81
Close: $15.11
Volume Traded: 96,185,840

New York (NYSE: PDS)
High: US$14.28
Low: US$11.67
Close: US$14.16
Volume Traded: 113,670,700

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

CORPORATE INFORMATION

DIRECTORS

William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Stephen J.J. Letwin
Kevin O. Meyers
Patrick M. Murray
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Joanne L. Alexander
Senior Vice President, General Counsel and Corporate Secretary

Niels Espeland
President, International Operations

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Kenneth J. Haddad
Senior Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com